SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             FOR THE MONTH OF APRIL
                                      2003



                    FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                       Mexican Economic Development, Inc.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)


                           General Anaya No. 601 Pte.
                               Colonia Bella Vista
                           Monterrey, NL 64410 Mexico
                    (Address of principal executive offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                      Form 20-F x               Form 40-F
                               ---                       ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                            Yes                     No   x
                                ---                     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82--.)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.


                                     By: /s/ Federico Reyes
                                         ----------------------------
                                         Federico Reyes
                                         Chief Financial Officer

Date:  April 9, 2003

FEMSA and Interbrew Announce: Bass Ale to Join Labatt USA Portfolio

    Business Editors

    MONTERREY, Mexico--(BUSINESS WIRE)--April 9, 2003--Fomento Economico Mexicano, S.A. de C.V. ("FEMSA") (NYSE:FMX) (BMV:FEMSA UBD) (BMV:FEMSA UB), the Leader in Latin Beverages, and Interbrew S.A. ("Interbrew") (Euronext:INTB), The World's Local Brewer(C) jointly announced today that Bass Ale will enter the Labatt USA ("LUSA") portfolio for a twelve to eighteen month period beginning July 1, 2003, when U.S. importing and marketing rights for the brand will be transferred from Guinness Bass Import Company to Interbrew.
    As part of the LUSA portfolio, Bass Ale will be given the full support of Interbrew, including a commitment to the development of marketing plans, distributor programming and trade support. This agreement also allows the existing core brands of the Labatt USA portfolio to benefit from incremental marketing support and sales resources.
    This temporary arrangement gives Labatt USA distribution and marketing responsibility for Bass Ale in the U.S., and also gives LUSA a twelve to eighteen month period to establish the best development plan for the brand in the U.S. During the period of the agreement, Labatt USA and its joint venture partners, Interbrew and FEMSA Cerveza, will continue to assess the desirability of a longer-term arrangement for LUSA to serve as the U.S. distributor of Bass.
    Headquartered in Norwalk, Conn., Labatt USA imports and brews a broad portfolio of high quality beers, including Rolling Rock, Labatt Blue, Tecate, Dos Equis, and Stella Artois. Labatt USA is a joint venture of Labatt Brewing Co. Ltd., Canada, which is a wholly owned subsidiary of Interbrew S.A. of Belgium, and of FEMSA Cerveza S.A. de C.V. of Mexico, subsidiary of FEMSA.
    FEMSA is Latin America's largest beverage company in terms of sales. Founded in 1890 and headquartered in Monterrey, Mexico, FEMSA is strategically comprised of and operates by means of the following subsidiaries: FEMSA Cerveza, which produces, distributes and exports various brands of beer such as Tecate, Carta Blanca, Superior, Sol, XX Lager, Dos Equis, and Bohemia; Coca-Cola FEMSA, the largest bottler for The Coca-Cola Co. in Mexico, which produces and distributes carbonated beverages such as Coca-Cola, Coca-Cola Light, Fanta, Sprite, and Quatro; and the Strategic Businesses Division, which groups the packaging (FEMSA Empaques), retail (FEMSA Comercio) and logistics (FEMSA Logistica) operations, whose main objective is to offer strategic competitive advantages to the beverage subsidiaries.
    Interbrew, The World's Local Brewer(C), is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 35,000 people worldwide. The strategy of Interbrew, The World's Local Brewer(C), is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer(C)" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler(R) in Belgium), thereafter introducing international premium and specialty brands including Stella Artois(R), Beck's(R), Hoegaarden(R), Leffe(R) and Bass(R) Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries.

    --30--CSD/sa*

    CONTACT: FEMSA S.A. de C.V., Monterrey
             Juan Fonseca, (52) 81 83 28 62 45
             juan.fonseca@femsa.com.mx
             or
             Alan Alanis, (52) 81 83 28 62 11
             alan.alanis@femsa.com.mx
              or
             Interbrew:
             Corneel Maes, (32) 16 31 57 69
             corneel.maes@interbrew.com
             or
             Patrick Verelst, (32) 16 31 57 13
             patrick.verelst@interbrew.com
              or
             Labatt USA:
             Brenda Williams, 203/849-3712
             bwilliams@labattusa.com